Filed Pursuant to Rule 424(b)(3)

Registration No. 333-230465

INPOINT COMMERCIAL REAL ESTATE INCOME, INC.

SUPPLEMENT NO. 13 DATED MARCH 27, 2020 TO THE

PROSPECTUS DATED MAY 3, 2019

This Prospectus Supplement No. 13 (this “Supplement”) is part of and should be read in conjunction with the prospectus of InPoint Commercial Real Estate Income, Inc. dated May 3, 2019 (the “Prospectus”), Supplement No. 1 dated May 15, 2019, Supplement No. 2 dated July 17, 2019, Supplement No. 3 dated August 15, 2019, Supplement No. 4 dated September 17, 2019, Supplement No. 5 dated September 30, 2019, Supplement No. 6 dated October 15, 2019, Supplement No. 7 dated November 15, 2019, Supplement No. 8 dated December 16, 2019, Supplement No. 9 dated January 15, 2020, Supplement No. 10 dated February 14, 2020, Supplement No. 11 dated March 11, 2020 and Supplement No. 12 dated March 16, 2020. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the suspension of our continuous public offering;
•	to disclose the suspension of our share repurchase plan;
•	to disclose the suspension of distributions; and
•	to disclose the suspension of our distribution reinvestment plan.

Suspension of Public Offering, Share Repurchase Plan, Distributions and Distribution Reinvestment Plan

On March 24, 2020, our board of directors unanimously approved the suspension of (i) the sale of our shares of common stock in our continuous public offering, effective immediately, (ii) the operation of our share repurchase plan, effective immediately, (iii) the payment of distributions to our stockholders, effective immediately, and (iv) the operation of our distribution reinvestment plan, effective as of April 6, 2020. Our continuous public offering, our share repurchase plan, the payment of distributions and our distribution reinvestment plan will each remain suspended until such time as our board of directors approves their resumption.

In determining to suspend our continuous public offering, our share repurchase plan, the payment of distributions and our distribution reinvestment plan, our board of directors considered various factors, including the impact of the global COVID-19 pandemic on the economy, the inability to accurately calculate our net asset value (“NAV”) per share due to uncertainty, volatility and lack of liquidity in the market, and our need for liquidity in these uncertain and rapidly changing conditions. While it is extremely difficult to predict when market conditions will enable an accurate calculation of our NAV, our board of directors believes that this is a temporary market disruption. We will continue to closely monitor this situation in order to determine an appropriate time to resume our continuous public offering, share repurchase plan, payment of distributions and distribution reinvestment plan.